Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HelioFlux, Inc.
1536 N King Charles Rd
Raleigh, NC 27610
https://helioflux.co/

Up to $4,999,997.25 in Common Stock at $2.25
Minimum Target Amount: $14,998.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: HelioFlux, Inc.
Address: 1536 N King Charles Rd, Raleigh, NC 27610
State of Incorporation: NC
Date Incorporated: August 16, 2023

Terms:

Equity

Offering Minimum: $14,998.50 | 6,666 shares of Common Stock
Offering Maximum: $4,999,997.25 | 2,222,221 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.25
Minimum Investment Amount (per investor): $299.25

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash 1: Invest $5,000+ between Day 35 and Day 40 and receive 10% bonus shares

Flash 2: Invest $5,000+ between Day 60 and Day 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 3% bonus shares

Tier 2: Invest $5,000+ and receive 5% bonus shares

Tier 3: Invest $10,000+ and receive 10% bonus shares

Tier 4: Invest $20,000+ and receive 15% bonus shares

Tier 5: Invest $50,000+ and receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

HelioFlux, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

HelioFlux, Inc., a North Carolina Corporation formed in August 2023, is pioneering a transformative approach in the healthcare sector, primarily focusing on cancer. Utilizing advanced technologies such as quantum mechanics, biophysics, and artificial intelligence, HelioFlux has developed a cutting-edge platform that detects cancer by measuring subtle changes in cellular light emissions and reprograms diseased cells back to health using biophysical signals. This innovative technology is backed by a world-class leadership team and a robust intellectual property strategy, positioning HelioFlux to lead the next generation of healthcare solutions.

Business Model

HelioFlux's business model centers around the commercialization of its unique cancer detection and treatment technologies. By leveraging its proprietary platform, HelioFlux aims to offer a suite of non-invasive diagnostic and therapeutic solutions. Revenue streams will be generated through the sale of medical devices, licensing of technology, and potential partnerships with healthcare providers and research institutions. The company is also exploring opportunities for subscription-based access to its diagnostic tools and data-driven insights, providing recurring revenue and expanding its market reach.

Intellectual Property

HelioFlux's main focus at the moment is building a formidable intellectual property portfolio in collaboration with the patent firm StrongForce. The IP strategy focuses on integrating photonics, quantum mechanics, biophysics, and AI to protect its innovative technologies. This includes patents related to the detection of cellular light emissions and the use of electromagnetic fields to reprogram cells. This strong IP foundation ensures that HelioFlux remains at the forefront of medical innovation and provides a competitive edge in the market.

The Company has also been assigned certain inventions relating to the Company mission invented by the CEO Nirosha Murugan.

Competitors and Industry

Competitors

HelioFlux operates in the highly competitive fields of cancer detection and treatment. Key competitors include companies specializing in molecular diagnostics, imaging technologies, and traditional cancer therapies. However, HelioFlux's unique approach, which combines non-invasive biophoton detection with targeted electromagnetic treatment, sets it apart. If successful, HelioFlux has the potential to capture significant market share from both the cancer detection and therapeutic segments, which are collectively valued at billions of dollars.

Industry

The global cancer treatment and detection industry is substantial, encompassing various technologies and methodologies aimed at early diagnosis and effective treatment. This market is valued at billions of dollars and continues to grow as advancements in medical technology and increased awareness drive demand. HelioFlux's innovative approach addresses significant unmet needs in this market, particularly the demand for more accurate, non-invasive, and cost-effective solutions.

Current Stage and Roadmap

Current Stage

HelioFlux is in the startup stage, having raised $70,000 in a pre-seed round through a SAFE (Simple Agreement for Future Equity). The funds have been allocated towards IP protection, business administration, and wages. The company is currently focused on further developing its technology, conducting preclinical trials, and preparing for regulatory approvals. HelioFlux's progress is supported by a decade of preclinical data, which underscores the potential of its groundbreaking technology.

Future Roadmap

The Company's focus will be on patent protection, developing this new science further, and looking for partnerships in the wearable and scanning space. None of these steps will require FDA approval.

Once the IP portfolio has been developed we will aim to (i) Recruit a high caliber launch management team and board; (ii) continue with R&D towards Clinical Products; (iii) develop partnerships with Wearable and Detection Companies (iv) build an International Innovations Lab for Digital Medicine.

The Team

Officers and Directors

Name: Nirosha Murugan

Nirosha Murugan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Chief Scientist, Board Member
  Dates of Service: September, 2023 - Present
  Responsibilities: Nirosha does not currently receive compensation. She owns 51% of the Company's equity.

Other business experience in the past three years:

- Employer: Canada Research Chair Tier II
  Title: CEO
  Dates of Service: January, 2020 - Present
  Responsibilities: Nirosha is an interdisciplinary scientist with a strong passion for research and pedagogy. From a top-down approach, her lab combines principles and state-of-the-art techniques from neuroscience, regenerative medicine, and cancer biology, to investigate how cancer cell fate can be reprogrammed into healthy cells using regenerative microenvironments, and in turn, how cancer microenvironments can modulate the function of distant organ systems such as the brain to induce cancer-related cognitive and neurological impairments.

Name: Kelly Lucas

Kelly Lucas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Co-Founder, Board Member
  Dates of Service: September, 2023 - Present
  Responsibilities: Kelly is responsible for overseeing the company's business operations, driving its commercialization strategy, and building the team to bring its groundbreaking cancer detection and treatment technology to market. She does not currently receive compensation and owns 32.5% of the Company's equity.

Other business experience in the past three years:

- Employer: Libermans Co.
  Title: Research Consultant
  Dates of Service: January, 2022 - Present
  Responsibilities: Kelly is creating a comprehensive map of the current research in the field of Quantum Biology in the US and worldwide.

Name: Jim Armstrong

Jim Armstrong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Launch CFO, Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: James is a career Forbes Midas List VC in Technology who is helping HelioFlux structure company, raise capital and formulate milestones in early phases. He does not receive compensation and owns about 4% of the company's equity.

Other business experience in the past three years:

- Employer: Composite Ventures
  Title: Managing Director
  Dates of Service: January, 2020 - Present
  Responsibilities: James manages a Venture Capital Fund focused on Growth Tech Investments.

Name: Glenn Lucas

Glenn Lucas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Interim CMO, Board Member
  Dates of Service: September, 2023 - Present
  Responsibilities: Glenn advises the business as Interim CMO / Business Development Advisor. He does not receive compensation and owns 12% of the Company's equity.

Other business experience in the past three years:

- Employer: Lucas TelePictures
  Title: CEO
  Dates of Service: July, 2006 - Present
  Responsibilities: Glenn owns Lucas TelePictures.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
HelioFlux, Inc. was formed on August 16, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HelioFlux, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Helioflux is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will

almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Company not fully set up yet in North Carolina
Early-stage companies can potentially face challenges in securing sufficient funding, leading to cash flow issues and potential operational disruptions. Initial expenses can potentially be high due to setup costs, marketing, and recruitment, potentially depleting available capital quickly. Significant investment and time are required to establish the necessary infrastructure, including moderate office space, lab facilities, and technological systems. In the meantime, we will use existing facilities off site.

Patent Application and Approval Process
The Company does not currently own any Intellectual Property. We are in the process of building this portfolio.

CEO receives no salary and is not in the US full time
The CEO might need to seek alternative income sources, which could divert attention and focus away from the company's needs. The CEO's limited presence in the US can lead to delays in addressing urgent matters, attending critical meetings.

Intellectual Property Risks
The Company is in the initial stages of developing a proprietary technology aimed at the early detection and treatment of cancer. We are currently working with an intellectual property firm to strategize and secure appropriate patents and other protections for our innovations. However, there is no assurance that our efforts to obtain intellectual property rights will be successful or that these protections will be sufficient to safeguard our technology. During this interim period, our technology is vulnerable to unauthorized use or disclosure, and competitors may independently develop similar or superior technologies. Furthermore, international jurisdictions may present additional challenges for intellectual property protection, potentially resulting in inadequate safeguards for our technology abroad. These uncertainties could compromise our competitive position and adversely affect our business prospects.

Regulatory and Technological Risks
The Company's technology for early cancer detection and treatment is currently supported by extensive research in cell and animal models, yet it has not received approval from the U.S. Food and Drug Administration (FDA) or other relevant regulatory bodies. The process of obtaining regulatory approval is time-consuming, costly, and inherently uncertain, and there can be no assurance that our applications will be approved in a timely manner, if at all. Failure to obtain or maintain regulatory approvals could delay or prevent the commercialization of our technology, significantly impacting our financial performance and growth potential. FDA Approval Process is not yet identified Additionally, advancements in technology and medical science are rapid, and our research and data may become obsolete or less competitive if we are unable to continuously innovate and improve our offerings. This dynamic landscape necessitates substantial ongoing investment in research and development, and any delays or failures in our innovation pipeline could adversely affect our market position and operational outcomes. Once we have established partnerships and hired FDA experts, we will explore the FDA approval process.

Intellectual Property Claims
Investors are hereby notified that, despite the company's efforts to secure and protect its intellectual property (IP), there is a possibility that third parties, including other entities, government bodies, or institutions, may assert claims over the research and data produced. Such claims, while considered unlikely, can arise due to various factors, including overlapping IP rights, regulatory changes, or collaborative agreements. The company acknowledges that defending against or resolving these claims could involve significant legal costs and could potentially impact the value and commercial exploitation of the company's IP assets.

CEO splits their time and does not receive a salary
Dr. Nirosha Murugan, the HelioFlux, Inc. CEO, does not currently receive a salary for her work at the Company. Additionally, Dr. Murugan splits her time between the Company and being a professor at Algoma University. Although Dr. Murugan owns a significant equity stake in the Company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and spends part of their time working at another institution. It is anticipated that Dr. Murugan will begin to receive a salary once the company receives $600,000.00 in funding.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nirosha Murugan	5,100,000	Common Stock	51.0%
Kelly Lucas	3,250,000	Common Stock	32.5%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,222,221 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 11,111,111 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,111,111 shares to be issued pursuant to stock options, reserved but unissued.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $70,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $70,000.00
  Use of proceeds: IP Protection, Business Administration, Wages
  Date: November 16, 2023
  Offering exemption relied upon: Please provide.

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Initial Stock Grant
  Date: August 16, 2023
  Offering exemption relied upon: Need to know what this was

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

While the company will not generate revenue during the initial phase, this is a strategic decision focused on securing intellectual property (IP) and developing the company's infrastructure. This phase is critical to laying the foundation for future success. The ultimate goal is to produce tremendous revenue once the necessary groundwork is in place. By prioritizing IP protection and development, we position ourselves to enter the market with a strong competitive advantage and the potential for significant financial returns.

Foreseeable major expenses based on projections:

We foresee major expenses to include efforts related to IP Protection, Continued IP Development, Team Building and Partnership Exploration.

Future operational challenges:

As we advance in the competitive landscape, one of our main operational challenges is protecting and managing our intellectual property (IP). Securing patents is crucial to safeguard our innovations and maintain a competitive advantage. This process is a race against time, requiring swift action to document and legally protect our developments before they can be replicated by others.

Future challenges related to capital resources:

One of the significant future challenges we anticipate in relation to capital resources is the substantial investment required to protect our intellectual property through patents. The medical and pharmaceutical fields are intensely competitive and fast-moving, making it crucial to secure patents swiftly. This process not only involves considerable financial resources but also requires a strategic allocation of these funds to ensure timely and effective protection, presenting a continuous challenge in balancing resource allocation with innovation protection.

Future milestones and events:

A key milestone for our company is the successful protection of our intellectual property. This process is critical as it directly impacts our competitive standing in our fast-paced industry. Achieving timely patent approvals not only demands substantial financial investment but also strategically influences our market position and revenue potential. The ability to secure these patents swiftly is a race against time, where each success strengthens our proprietary edge and financial outlook, while delays can pose significant risks to our business model and future revenue generation.

Once the company secures its IP it will aim to 1. Recruit a high caliber launch management team and board 2. Continue with R&D towards Clinical Products 3. Develop Partnerships with Wearable and Detection Companies 4. Build an International Innovations Lab for Digital Medicine.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2024, the company has cash on hand of $57,783.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our IP protection efforts and thereby our development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 98.6% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on our current burn rate of $1,700 per month, pre SE funding, we have approximately 32 months left in our runway. However, this may change based on the amount we decide to allocate towards the CF raise.

How long will you be able to operate the company if you raise your maximum funding goal?

Considering a $5 million raise will last over a 24-month period, with the proceeds allocated for intellectual property (IP) to further science and company development and partnership exploration, the monthly expenditure and runway would span across the same 24-month duration. The calculated monthly expenditure amounts to approximately $166,666.67.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital. These possibilities include grants and government funding, strategic partnerships, equity financing, debt financing, crowdfunding, licensings agreements, and revenue sharing models.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $24,999,999.75

Valuation Details:

This pre-money valuation was calculated without a third party valuation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no preferred stock or warrants outstanding. The Company has included in the pre money a 10% unallocated option pool for executive recruitment.

The pre-money valuation does not take into account $70,000 of existing convertible securities which would have a nominal effect of 0.2% dilution (28 bps or 2.8/10 of 1%). Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,997.25, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Intellectual Property Protection and Expansion
  34.5%
  HelioFlux directs a substantial portion of its Reg CF raise to reinforce its Intellectual Property Protection and Expansion, ensuring global patent portfolios and legal expertise to safeguard market exclusivity and unlock licensing opportunities. This strategic allocation offers investors the chance to support pioneering advancements in medical technology and potentially reap returns through diversified revenue streams and market leadership.

- Research & Development
  30.0%
  HelioFlux prioritizes research and development to advance diagnostic and therapeutic technologies rooted in Dr. Nirosha Murugan's expertise in electromagnetic biology. This funding supports acquiring advanced laboratory equipment and early-stage clinical trials to validate innovative applications, such as non-invasive cancer treatments and early detection systems.

- Talent Acquisition and Team Expansion
  12.0%
  HelioFlux prioritizes strengthening its team to drive growth and navigate regulatory complexities in digital medicine and biotech. This investment includes hiring key executives, regulatory experts, and strategic advisors, ensuring skilled management, accelerated market entry, and strategic agility to capitalize on emerging opportunities and bring innovative solutions to market efficiently.

- Partnership Exploration: Unlocking Synergies in Wearables and Scanning
  8.0%
  HelioFlux focuses on strategic collaborations with wearable and scanning companies to expedite the development and commercialization of its technologies. By identifying ideal partners, engaging in collaborative development, and streamlining commercialization, this initiative aims to accelerate market penetration, reduce time-to-market, and mitigate risks, ultimately unlocking synergies for successful technology commercialization.

- Marketing
  10.0%
  We plan to allocate roughly 10% of the funds towards marketing the Reg CF campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://helioflux.co/ (www.helioflux.co/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/helioflux

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HelioFlux, Inc.

[See attached]

HelioFlux, Inc.
(the "Company")
a North Carolina Corporation

Financial Statements with Independent Auditor's Report

Inception to March 31, 2024

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: HelioFlux, Inc. Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and March 31, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 & March 31, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 30, 2024

HELIOFLUX, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of March 31, 2024	Inception to December 31, 2023
ASSETS		
Current Assets:		
Cash and Cash Equivalents	60,356	66,138
Other Current Assets	-	-
Total Current Assets	60,356	66,138
Non-Current Assets:		
Other Non-current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	60,356	66,138
LIABILITIES AND EQUITY		
Current Liabilities:		
Other Current Liabilities	-	-
Total Current Liabilities	-	-
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Common Stock	-	-
Additional Paid-In Capital - SAFE	70,000	70,000
Retained Earnings	(9,644)	(3,862)
TOTAL EQUITY	60,356	66,138
TOTAL LIABILITIES AND EQUITY	60,356	66,138

HELIOFLUX, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	As of March 31, 2024	Inception to December 31, 2023
Revenues		
Sales	0	0
Cost of Sales	0	0
Gross Profit	0	0
Operating Expenses		
General and Administrative Expense	5,781	3,882
Total Operating Expenses	5,781	3,882
Total Loss from Operations	(5,781)	(3,882)
Other Income/Expense		
Other Income	0	20
Other Expense	0	0
Total Other Income/Expense	0	20
Earnings Before Income Taxes, Depreciation, and Amortization	(5,781)	(3,862)
Depreciation	0	0
Amortization	0	0
Net Income (Loss)	(5,781)	(3,862)

HELIOFLUX, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	As of March 31, 2024	Inception to December 31, 2023
OPERATING ACTIVITIES		
Net Income (Loss)	(5,781)	(3,862)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other Current Assets	-	-
Other Current Liabilities	-	-
Prior Period Adjustment	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(5,781)	(3,862)
INVESTING ACTIVITIES	-	-
Other Non-current Assets	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Common Stock	-	-
Additional Paid-In Capital - SAFE	-	70,000
Net Cash provided by (used in) Financing Activities	-	70,000
Cash at the beginning of period	66,138	0
Net Cash increase (decrease) for period	(5,781)	66,138
Cash at end of period	60,356	66,138

HELIOFLUX, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Common Stock | | APIC | APIC | Retained Earnings | Total Shareholders |
	# of Shares	$ Amount	Common Stock	SAFE Note	(Deficit)	Equity
Inception at 08/16/23	-	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-	-
SAFE Note	-	-	-	70,000	-	70,000
Net income (loss)	-	-	-	-	(3,862)	(3,862)
Ending balance at 12/31/23	-	-	-	70,000	(3,862)	66,138
Issuance of Common Stock	-	-	-	-	-	-
SAFE Note	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(5,781)	(5,781)
Ending balance at 3/31/24	-	-	-	70,000	(9,644)	60,356

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

HelioFlux, Inc. ("the Company") was formed in North Carolina on August 16th, 2023. The Company's main assets are the years of successful research, data and subsequent Intellectual Property of Dr. Nirosha Murugan in the new field of Digital Medicine and Biophysics. Dr. Murugan will transfer these assets to the Company. Post a proprietary Patent Portfolio build out, the Company plans to earn revenue licensing its proprietary Intellectual Property. The Company's headquarters is in North Carolina. The Company's customers will be located worldwide. The Company took in a pre-seed round of funding of $70,000 in the form of a SAFE note.

The Company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company has not yet secured any customer contracts or revenue, which could impact its ability to fund ongoing operations.

As its mitigation plans, the Company plans to raise additional equity capital through a Regulation CF crowdfunding campaign in 2024 to provide the necessary funds to maintain operations. Post raise, the Company will engage Strong Force, Inc. to build out its Patent Portfolio Landscape. The Company will then actively pursue partnerships with "wearable" and "Scanning" technology companies.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023 and March 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $66,138 and $60,356 in cash as of December 31, 2023 and March 31, 2024, respectively.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue recognition will be based on licensing the Company's intellectual property (IP). Revenue will be recognized when the licensing agreements are executed and the IP is made available to the licensee. The company's performance responsibility involves ensuring that the licensed IP meets the agreed-upon specifications and providing ongoing support.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Other Income</u>

Cash donation to open a company bank account.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term debt obligations as of reporting date.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with no par value. There are still no shares issued and outstanding as of March 31, 2024.

Simple Agreements for Future Equity (SAFE) - the Company entered into multiple SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount subject to a valuation cap of $30.0M.

The Company issued the following SAFE notes:

Investor Initial	Issue Date	Invested Capital
T.Y.	Nov. 16 & Dec. 01, 2023	$20,000.00
D.M	November 17, 2023	$50,000.00
Total	Year 2023	$70,000.00

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 30, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Using Quantum Mechanics, Biophysics and Artificial Intelligence to Reprogram Disease

At HelioFlux, we're pioneering a transformative approach applicable to various diseases, with a primary focus on cancer. Our cutting-edge technology platform aims to harness the power of quantum mechanics, biophysics, and AI, to detect cancer earlier by measuring ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



HelioFlux
A NEW DAWN IN MEDICINE
Utilizing Biophysics and
Biomedical Engineering

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$299.25	$25M

REASONS TO INVEST



HelioFlux is at the forefront of a healthcare revolution, offering groundbreaking early detection and treatment... leading researchers, positions us to capture a significant share of a rapidly growing market.



HelioFlux is led by Dr. Nirosha Murugan, a pioneer in electromagnetic biology, and supported by industry leaders and Midas List VC Jim Armstrong. Their expertise drives innovation and positions HelioFlux for success.

In collaboration with the legal team at StrongForce, HelioFlux plans to build a robust and wide-ranging IP portfolio targeting the integration of photonics, quantum mechanics, AI, and biophysics. This would enable the company to secure a strong market position and unlock revenue streams.

HelioFlux is a pre-revenue early-stage company whose current goal is to build a patent portfolio using the IP developed by its CEO Nirosha Murugan. Upon successfully securing IP, the company plans to begin development of clinical products.

TEAM





Nirosha Murugan • CEO, Chief Scientist, Board Member
Dr. Nirosha Murugan's pioneering cancer research explores cellular communication, tissue mispatterning, and cancer treatment. As a Tier II Canada Research Chair in Tissue Biophysics, her work at HelioFlux holds promise for revolutionizing oncology.





Jim Armstrong • Interim CFO, Board Member
Jim, an accomplished venture investor, focuses on retail and ecommerce tech at Composite Ventures. With notable early investments in PayPal and successful exits to major companies like Cisco, he's recognized on Forbes' "Midas List" multiple times. Co-...
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Kelly Lucas • President, Co-Founder, Board Member
Kelly Lucas, a dynamic entrepreneur with a strong background in science and business, co-founded HelioFlux with a clear vision: to merge cutting-edge science with practical application. Her experience at the intersection of quantum biology and business strate...
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Glenn Lucas • Interim CMO, Board Member
With a deep understanding of the biotech industry and a knack for connecting scientific innovation with market needs, Glenn Lucas plays a crucial role in HelioFlux's business development strategy. His expertise ensures that our groundbreaking technology ...
Read More

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THE PITCH

Our Primary Focus, Cancer

Non-invasive, Quantum Mechanics, Biophysics, and AI Technology Platform
Early Detection
Detects weak light emitted by cancer cells for non-invasive, accurate early diagnosis.
Targeted Treatment
Uses custom electromagnetic fields to disrupt cancer cell growth without harming healthy cells.
Wide-Ranging Applications
Targets cellular processes dysregulated in many diseases, extending potential beyond cancer to a wide range of medical conditions.







HelioFlux is an early stage pre-revenue company that does not have any products available on the market.

HelioFlux's Technology Platform could change the way we detect and treat cancer and other diseases. We believe our non-invasive and precise methods can be more effective than traditional therapies. By targeting cellular dysfunctions, our technology extends beyond cancer for early detection to the treatment of various health conditions. Our goal is to rewrite the approach to diagnosis and treatment, ultimately improving patient outcomes and the quality of their lives.

HelioFlux
"We're using cancer as a proof-of-concept for the broader use of this Technology Platform to radically change medicine. Ultimately, the same platform will be applied to tackle diabetes, cardiac disease, as well as a tool for regenerative medicine, and beyond."
-Dr. Nirosha Murugan, CEO

THE PROBLEM & OUR SOLUTION

A Paradigm Shift, Non-Invasive and Accessible

CANCER DETECTION
CURRENT STANDARD
Current standards often detect cancer only at later stages, relying on:
• Large tumors for detection
• Biomolecules
• Ineffective imaging techniques
LATE DIAGNOSIS
HelioFlux
Using ultra-sensitive light sensors, we can non-invasively detect cancer-specific signals at their earliest stages.
• Validated in 22 different types of cancer in cell and animal models
• Findings published in peer-reviewed journals.
Ultra Early
EARLY DETECTION





Source

The above depicts a concept of the HelioFlux platform. There is no current product or prototype that performs the above referenced function.

The **PROBLEM** with **CURRENT** Cancer Detection Methods:

- **Variable Biomarkers:** Reliance on molecular biomarkers can lead to inconsistent detection and diagnosis due to patient variability.
- **High Costs and Limited Accessibility:** These procedures are often expensive and require sophisticated infrastructure, making them inaccessible to many patients, particularly in rural and underdeveloped areas.

HelioFlux's Potential SOLUTION: Early Detection with Biophoton Technology

- **Precision and Accuracy:** Would identify cancer cells based on their unique light emissions, reducing false positives and improving diagnostic reliability.
- **Cost-Effective and Accessible:** Could lower overall healthcare costs and is portable, making it accessible in various settings, including rural and underserved areas.

CANCER TREATMENT
Dox
chemo
Cancer Cell
chemo
Healthy Cell
Tissue damage
Common chemotherapy agents are known to be effective but incredibly toxic
CURRENT TREATMENT STANDARD
Current treatments often harm healthy cells and tissues, leading to:
• Severe side effects
• Ineffective results for various cancer types
• High costs and limited accessibility
TOXIC AND COSTLY
HelioFlux
Healthy cells unharmed
Melanoma Tumor
Tumor volume reduction
SAFE, EFFECTIVE, AND ACCESSIBLE
Using custom electromagnetic fields, we've shown we can selectively target and disrupt cancer cell growth in cell and animal models without harming healthy cells.
• Minimizes side effects
• Effective across a broad range of cancer types
• Non-invasive
• Lower Costs for patients

The above depicts a concept of the HelioFlux platform. There is no current product or prototype that performs the above referenced function.

The Problem with Current Cancer Treatments:

- **Variable Efficacy:** Conventional treatments can vary greatly among patients due to differences in genetic and molecular profiles, often leading to inconsistent outcomes.
- **High Costs and Accessibility Issues:** These treatments are often expensive and require sophisticated medical infrastructure, which can be inaccessible to the masses

HelioFlux's Potential Solution: Innovative Cancer Treatment

- **Targeting Ion Channels:** Would use electromagnetic fields to control ion channels crucial for cancer cell growth and communication.
- **Custom Electromagnetic Frequencies:** Would disrupt cancer cells' bioelectric communication without affecting healthy cells, reducing the risk of collateral damage.
- **Reprogramming Cells:** Would manipulate ion channels to stop cancer cell growth and reverse the disease.
- **Non-Invasive and Painless:** Could offer a safer alternative to traditional therapies, significantly reduce patient discomfort and recovery times.

THE MARKET & OUR TRACTION

10 Years of Proprietary Innovation

Cancer Diagnostics Market
$305.39 billion by 2032
Cancer Treatment Market
$393.61 billion by 2032
Global Cancer Market
$699 Billion by 2032
(Diagnostics + Treatment)

OUR TRACTION

Innovative Technology Development

- Quantum mechanics, Biophysics and AI to detect weak cellular light signals (biophotons) for ultra-early cancer detection.
- Treat Cancer by reprogramming diseased cells using precise electromagnetic signals.



Preclinical Success



Detection:
- In Vitro Accurately classified 97.3% of all cases
- In Vivo 84% accurately classified after only 24 hours post injection, 91% accurately classified after 7-10 days post injection

Treatment:
- With only 1 hour treatments for only 30 days, tumors do not grow in EMF-treated animals that were injected with cancer cells

Peer-reviewed Research



- Our technology has been validated by leading researchers and published in top-tier peer-reviewed journals

Strategic Partnerships



- Renowned research institutions
- Industry leaders and renowned scientists

Intellectual Property Strategy



- In collaboration with StrongForce, we are building a robust and wide-ranging IP portfolio.
- Includes patents covering the integration of photonics, AI, and biophysics, positioning us strongly in the market.

Market Readiness



Scalable Solutions
- Our technologies are designed to be easily integrated into existing healthcare systems, ensuring scalability and rapid adoption.

Regulatory Pathways
- We are actively working on hiring regulatory pathway experts to expedite the approval and commercialization of our products.

HelioFlux is an early stage pre-revenue company that does not have any products available on the market.

WHY INVEST

We Are Thinking Differently

HelioFlux

"After nearly 30 years in Venture Capital and working with some of the best entrepreneurs across technology, my network brings me a variety of remarkable opportunities. Every once in a while, one really grabs my attention. That's the case with Dr. Nirosha Murugan and HelioFlux."

-Jim Armstrong, Interim CFO, HelioFlux
Forbes Magazine "Midas List, VC"
Early Lead Investor (pre product launch) PayPal

Joining HelioFlux is an opportunity to leave a lasting impact on the world. Your investment could build a legacy of hope, innovation, and compassion, ensuring that future generations have access to better, more effective healthcare.

JOIN US

Invest in HelioFlux today and be a part of transforming healthcare forever!



ABOUT

HEADQUARTERS
1536 N King Charles Rd
Raleigh, NC 27610

WEBSITE
View Site

At HelioFlux, we're pioneering a transformative approach applicable to various diseases, with a primary focus on cancer. Our cutting-edge technology platform aims to harness the power of quantum mechanics, biophysics, and AI, to detect cancer earlier by measuring subtle changes in cell light emissions and reprogramming cells back to health using applied biophysical signals. Supported by a world-class leadership team and an innovative IP strategy, HelioFlux is poised to disrupt the next generation of healthcare.

TERMS

HelioFlux

Overview

PRICE PER SHARE
$2.25

VALUATION
$25M

DEADLINE
Oct. 30, 2024 at 12:59 AM MDT

FUNDING GOAL
$15k - $5M

Breakdown

MIN INVESTMENT
$299.25

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,997.25

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
6,666

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
2,222,221

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash 1: Invest $5,000+ between Day 35 and Day 40 and receive 10% bonus shares

Flash 2: Invest $5,000+ between Day 60 and Day 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 3% bonus shares

Tier 2: Invest $5,000+ and receive 5% bonus shares

Tier 3: Invest $10,000+ and receive 10% bonus shares

Tier 4: Invest $20,000+ and receive 15% bonus shares

Tier 5: Invest $50,000+ and receive 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I want you to think of the people that you know who've been impacted by cancer. For the majority, it's quite a few. Every 60 seconds the United States loses one person to cancer. But why does this devastating loss continue at such a high rate? The answer lies in the limitations of our current cancer treatments. Conventional therapies like chemotherapy and radiation are double-edged swords. They not only target cancer cells but also harm healthy ones, leading to a myriad of side effects like hair loss nausea, marginally extending patient's lives at the cost of the quality of their life. Why despite decades of advancements do we still see such limitations?

Introducing Helioflux.

Our groundbreaking approach aims to transform oncology by utilizing biophysics to revolutionize how we detect and treat cancer. Significantly improving patients lives. By tackling these challenges, we have the potential to bring us closer than ever to conquering cancer. I am Dr. Nirosha Murugan, a Canada research chair in tissue biophysics with over 15 years experience in electromagnetic biology.

I have published over 40 peer reviewed articles and I have taught at prestigious institutions such as Harvard University. And now I am CEO of HelioFlux. This is our science team, Dr. David Kaplan, a bio-materials and Biomedical Engineer from Tufts University, who was recently inducted to the National Academy of Engineers and inventors. Dr. Nicholas Rouleau, a neuroscientist at Biomedical Engineer from Laurier and Tufts University. And the

world acclaimed Dr. Michael Levin. A developmental biologist and bioelectricity expert from Tufts University. Our business team includes our interim CFO, Jim Armstrong, a venture capital expert who's list of accomplishments includes being the original money into PayPal. And a member of the prestigious Forbes Magazine, Midis list, as one of the top venture capitalists in the United States.

Kelly Lucas, an honors graduate of the University of North Carolina and an MBA from Indiana's Kelley School of Business. And now, the science behind HelioFlux.

Our mission, cancer treatment. We reprogram cancer cells back into their healthy states. We do this by changing the molecular control of cell communication in tissue patterning. Most pathological conditions arise when cells in tissue pattern themselves inappropriately, ultimately leading to dysfunctions in cellular communication. Most of the current field explores genes and molecules in the web of molecular signals and this is similar to looking for a needle in a haystack and as you can imagine, this is hard to control. We treat cancer using non-invasive magnetic fields by digitally rewriting their pathological states.

Using a brief 30 day treatment of pattern magnetic fields, we've known that tumors do not grow at all in animal models.

Clinical translation? We are developing a wearable technology for human use. The pattern of magnetic fields can now be tailored to interact with different targets within the cells such as ion channels. Opening up a whole new world of possibilities for personalized cancer treatment. Think about that. No invasive chemotherapy or radiation treatments, a better way.

And continuing with our scientific innovation, next up, cancer detection using ultra-early noninvasive methods. Current standards rely on a large tumor for detection using biomolecules and ineffective imaging.

At Helio Flux, we use ultra-sensitive light sensors, which can noninvasively detect cancer specific signals. We have validated this in 22 different types of cancer and cell and animal models, which we have published in peer review journals. Yes, HelioFlux has the ability to cure and detect cancer earlier than anyone, but there are even wider implications for the science.

We are setting up an innovation lab to take the science even further. Leveraging biophysics, artificial intelligence, quantum computing to decentralize medicine. 5:16 Name a disease. Think of the possibilities. Dementia, diabetes, anxiety. Depression, autoimmune, or deafness, just to name a few. Our intellectual property is in the process of being protected by the company Strong Force.

We aim to pioneer and define this emerging category. Similar to Apple's control. Of its own ecosystem. Our action plan. Continue with R&D towards clinical products. Recruit a high caliber launch management team and board. Build an important and valuable patent portfolio. Obtain FDA approval. Deliver products to our first two launch markets which are a wearable technology for treatment and a scanning technology for early cancer protection.

And build the first international innovations lab for digital medicine. Again. Think of those around you who've been impacted. The time for action is now. We're racing against the clock. Will you join us? If we start now, how many lives can we save?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT
BUSINESS CORPORATION

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1.   The name of the corporation is: HelioFlux, Inc.

2.   The text of each amendment adopted is as follows (*State below or attach*):

_____

_____

_____

_____

_____

_____

_____

3.   If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows:
 The number of shares the corporation is authorized to issue is: 16,000,000
_____
(This was an increase from 10,000,000 shares and approved by the Board of Directors via a vote on May 8, 2024)
_____

_____

_____

4.   The date of adoption of each amendment was as follows: May 09, 2024

_____

5.   (Check either a, b, c, or d, whichever is applicable)

a. ☐   The amendment(s) was (were) duly adopted by the incorporators prior to the issuance of shares.

b. ☑   The amendment(s) was (were) duly adopted by the board of directors prior to the issuance of shares.

c. ☐   The amendment(s) was (were) duly adopted by the board of directors without shareholder action as shareholder action was not required because (*set forth a brief explanation of why shareholder action was not required.*)

_____

_____

d. ☑   The amendment(s) was (were) approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

6.   These articles will be effective upon filing, unless a delayed time and date is specified:

_____

_____

This the 09 day of ____May_____ , 20 __24__

HelioFlux, Inc.
_____
Name of Corporation


_____
Signature

Glenn Lucas, Acting Secretary
_____
Type or Print Name and Title

NOTES:
1.   Filing fee is $50. This document must be filed with the Secretary of State.

Instructions for Filing
BUSINESS CORPORATION
ARTICLES OF AMENDMENT
(Form B-02)

Item 1   Enter the complete corporation name exactly as it appears in the records of the Secretary of State.

Item 2   See form.

Item 3   If provisions for implementing the amendment are contained in the amendment or not required, enter N/A or NONE in the space provided.

Item 4   Enter the date(s) the amendment(s) was (were) adopted.

Item 5   Select the appropriate method of adoption for the amendment(s) from those listed and complete.

Item 6   The document will be effective on the date and time of filing, unless a delayed date or an effective time (on the day of filing) is specified. If a delayed effective date is specified without a time, it will be effective at 11:59:59 p.m. Raleigh, North Carolina time on the day specified. If a delayed effective date is specified with a time, the document will be effective on the day and at the time specified. A delayed effective date may be specified up to and including the 90th day after the filing.

Date and Execution

Enter the date the document was executed.

In the blanks provided enter:

- The name of the corporation as it appears in Item 1.
- The signature of the representative of the corporation executing the document (may be the chairman of the board of directors or any officer of the corporation).
- The name and title of the above-signed representative.